UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MARCH 4, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

DOR BioPharma, Inc.

File No. 333-157322 - CF#23161

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DOR BioPharma, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Registration Statement on Form S-1 filed on February 13, 2009.

Based on representations by DOR BioPharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.43   through February 12, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel